TRANSAMERICA FUNDS

AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

THIS AMENDMENT is made as of August 31, 2011, to the Investment Advisory Agreement dated as of February 28, 2011, as amended (the “Agreement”), between Transamerica Funds and Transamerica Asset Management, Inc.

In consideration of the mutual covenants contained herein, the parties agree as follows:

1. Schedule A. Schedule A to the Agreement is hereby deleted entirely and replaced as follows:

FUND	INVESTMENT ADVISER COMPENSATION*	EFFECTIVE DATE
Transamerica TS&W International Equity	0.80% of the first $250 million; 0.75% over $250 million up to $500 million; 0.725% over $500 million up to $1 billion; and 0.70% over $1 billion.	February 28, 2011
Transamerica Water Island Arbitrage Strategy	1.05% of the first $50 million; and 1.00% over $50 million.	May 1, 2011
Transamerica ICAP Select Equity	0.80% of the first $200 million; 0.74% over $200 million up to $500 million; 0.69% over $500 million up to $1 billion; 0.67% over $1 billion up to $1.5 billion; and 0.62% over $1.5 billion.	August 31, 2011
Transamerica Logan Circle Emerging Markets Debt	0.60% of the first $400 million; and 0.58% over $400 million.	August 31, 2011

*	As a percentage of average daily net assets on an annual basis

In all other respects, the Agreement dated February 28, 2011, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of August 31, 2011.

TRANSAMERICA FUNDS

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Vice President and Chief Investment Officer

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Dennis P. Gallagher
Name:	Dennis P. Gallagher
Title:	Senior Vice President, General Counsel and Secretary